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                                 [Translation]


Cover page

Filing Document:                                 Report on Amendment No. 1

Based on:                                        Article  27-25,  Paragraph  1 of  the  Financial Instruments and
                                                 Exchange Law

Filed with:                                      Director of Tokai Local Finance Bureau

Name:                                            Katsuaki  Watanabe,   President,   Toyota  Motor Corporation

Address or Location of Head Office:              1 Toyota-cho, Toyota City, Aichi Prefecture

Effective Date of Reporting Duty:                May 27, 2009

Filing Date:                                     May 28, 2009

Total Number of Filers and Joint Holders
(persons):                                       1

Filing Method:                                   Other

Reason for Filing of Report on Amendment:        Decrease of 1% or more of the  percentage of the shares
                                                 etc. held


I.  Matters Regarding Issuer

--------------------------------------------------------------------------------------------------------
  Name of Issuer                      JAPAN DIGITAL CONTENTS TRUST, INC.
--------------------------------------------------------------------------------------------------------
  Security Code                       4815
--------------------------------------------------------------------------------------------------------
  Listed / Over-the-counter           Listed
--------------------------------------------------------------------------------------------------------
  Financial Instruments
  Exchange(s) on which the            Tokyo(Mothers)
  relevant securities are listed
--------------------------------------------------------------------------------------------------------

II. Matters Regarding the Filer

  1. Filer (Bulk Holder)/1
     (1) Profile of Filer
       [1] Filer (Bulk Holder)

--------------------------------------------------------------------------------------------------------
  Individual / Judicial person        Judicial person (Joint stock company)
--------------------------------------------------------------------------------------------------------
  Name                                Toyota Motor Corporation
--------------------------------------------------------------------------------------------------------
  Address or Location of Head
  Office                              1 Toyota-cho, Toyota City, Aichi Prefecture
--------------------------------------------------------------------------------------------------------
  Former Name
--------------------------------------------------------------------------------------------------------
  Former Address or Location of
  Head Office
--------------------------------------------------------------------------------------------------------

       [2] Individual

--------------------------------------------------------------------------------------------------------
  Date of Birth
--------------------------------------------------------------------------------------------------------
  Occupation
--------------------------------------------------------------------------------------------------------
  Name of Company
--------------------------------------------------------------------------------------------------------
  Address of Company
--------------------------------------------------------------------------------------------------------

       [3] Judicial Person

--------------------------------------------------------------------------------------------------------
  Date of Incorporation               August 27, 1937
--------------------------------------------------------------------------------------------------------
  Name of Representative              Katsuaki Watanabe
--------------------------------------------------------------------------------------------------------
  Title of Representative             President
--------------------------------------------------------------------------------------------------------
  Business Purposes                   Manufacture, sale, leasing and repair of motor vehicles,
                                      ships, aircraft, other transportation machinery and
                                      apparatus, space machinery and apparatus, and parts
                                      thereof, etc.
--------------------------------------------------------------------------------------------------------

       [4] Place to Contact

--------------------------------------------------------------------------------------------------------
  Place to Contact and Name of
  Person in Charge                    Yuji Maki, Project General Manager, Accounting Division
--------------------------------------------------------------------------------------------------------
  Telephone Number                    0565-28-2121
--------------------------------------------------------------------------------------------------------

     (2) Holding Purposes

--------------------------------------------------------------------------------------------------------
  For strategic investment
--------------------------------------------------------------------------------------------------------

     (3) Material Proposals, Etc.

--------------------------------------------------------------------------------------------------------
  Not Applicable.
--------------------------------------------------------------------------------------------------------

     (4) Breakdown of Stock, etc. Held by Filer
       [1] Number of Stock, etc. Held

--------------------------------------------------------------------------------------------------------
                                       Main Text of             Article 27-23,           Article 27-23,
                                      Article 27-23,             Paragraph 3,              Paragraph 3,
                                       Paragraph 3                  Item 1                    Item 2
--------------------------------------------------------------------------------------------------------
 Shares / Investment Securities,
 etc. (shares / units)                       14,000
--------------------------------------------------------------------------------------------------------
 Certificate of Stock
 Acquisition Rights (shares)          A                                   -              H
--------------------------------------------------------------------------------------------------------
 Bonds with Stock Acquisition
 Rights (shares)                      B                                   -              I
--------------------------------------------------------------------------------------------------------
 Covered Warrants relating to
 Subject Securities                   C                                                  J
--------------------------------------------------------------------------------------------------------
 Depositary Receipts
 Representing Ownership Interest
 in Shares
--------------------------------------------------------------------------------------------------------
 Other Related Depositary
 Receipts                             D                                                  K
--------------------------------------------------------------------------------------------------------
 Beneficiary Certificates for
 Shares Trust
--------------------------------------------------------------------------------------------------------
 Beneficiary Certificates for
 Equity Securities Trust              E                                                  L
--------------------------------------------------------------------------------------------------------
 Bonds Redeemable by Subject
 Securities                           F                                                  M
--------------------------------------------------------------------------------------------------------
 Shares Convertible to Other
 Company's Shares, etc.               G                                                  N
--------------------------------------------------------------------------------------------------------
      Total (shares / units)          O       14,000            P                        Q
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
 Number of Shares, etc., which
 were Transferred through a
 Margin Transaction and which         R
 are to be Deducted
--------------------------------------------------------------------------------------------------------
 Number of Shares, etc., with
 respect to which Certain Rights
 such as Claim for Delivery           S
 exist between Joint Holders and
 which are to be Deducted
--------------------------------------------------------------------------------------------------------
 Number of Shares, etc. Held (Total)
 (O+P+Q-R-S)                          T       14,000
--------------------------------------------------------------------------------------------------------
 Number of Potentially Diluted
 Shares Held                          U
 (A+B+C+D+E+F+G+H+I+J+K+L+M+N)
--------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, etc. Held

--------------------------------------------------------------------------------------------------------
 Total Number of Issued Shares,
 etc. (shares / units)                V      484,670
 (as of April 2, 2009)
--------------------------------------------------------------------------------------------------------
 Percentage of Shares, etc. Held
 by the Above-described Filer (%)               2.89
 (T/(U+V)x100)
--------------------------------------------------------------------------------------------------------
 Percentage of Shares, Etc. Held
 Stated in the Preceding Report (%)            13.11
--------------------------------------------------------------------------------------------------------

     (5) Conditions concerning Acquisition or Disposal during the Last Sixty (60) Days of Shares, etc. Issued by Issuing Company (in Case of Short-term Bulk Transfer)
--------------------------------------------------------------------------------------------------------
                                                      Whether
     Date          Kind of      Number   Percentage    on or       Acquisition    Transferee     Unit
                 Stock, etc.                          outside       /Disposal                   Price
                                                     the Market
--------------------------------------------------------------------------------------------------------
                                                                                  Unknown
                                                                                  since the
 May 27, 2009      Shares        2,000      0.41       Inside        Disposal     transaction
                                                     the Market                   was made
                                                                                  inside the
                                                                                  Market
--------------------------------------------------------------------------------------------------------

     (6) Material Agreements Including Security Agreements Related to Shares, etc.
--------------------------------------------------------------------------------------------------------
  Not Applicable.
--------------------------------------------------------------------------------------------------------

     (7) Funds for Acquisition of Shares, etc. Held
       [1] Breakdown of Funds for Acquisition

--------------------------------------------------------------------------------------------------------
  Amount of Own Funds (W) (JPY 1,000)    35,000
--------------------------------------------------------------------------------------------------------
  Total Amount of Borrowed Funds (X)
  (JPY 1,000)
--------------------------------------------------------------------------------------------------------
  Total Amount of Other Funds (Y)
  (JPY 1,000)
--------------------------------------------------------------------------------------------------------
  Breakdown of Above (Y)
--------------------------------------------------------------------------------------------------------
  Total Amount of Funds for Acquisition  35,000
  (JPY 1,000)(W+X+Y)
--------------------------------------------------------------------------------------------------------

       [2] Breakdown of Borrowings

--------------------------------------------------------------------------------------------------------
         Name           Type of          Name of                      Purpose of
   (Name of Branch)     Business      Representative     Location     Borrowing      Amount (JPY 1,000)
--------------------------------------------------------------------------------------------------------
 Not Applicable.
--------------------------------------------------------------------------------------------------------

 [3] Name, etc. of Lender

--------------------------------------------------------------------------------------------------------
              Name
        (Name of Branch)                  Name of Representative                 Location
--------------------------------------------------------------------------------------------------------
 Not Applicable.
--------------------------------------------------------------------------------------------------------